Respond to writer at Downtown Macon Office	Writer’s direct dial: (478) 749-1709	Writer’s e-mail: mnwhite@martinsnow.com

July 8, 2011

VIA EDGAR

Mr. Michael Volley

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capitol City Bancshares, Inc.

Form 10-K and Form 10-Q

File No. 000-25227

Dear Mr. Volley:

I am in receipt of the comment letter dated June 24, 2011 regarding the above-referenced filings of Capitol City Bancshares, Inc. Pursuant to our telephone conversation of July 7, 2011, this letter is our request to extend the time for my client to respond to your comment letter until July 22, 2011. My client is requesting the additional time because several key employees of the Company, the accounting firms and law firm, who will assist in preparing responses to the comments contained in your letter, have been on vacation during the past few days which has hampered our ability to respond within the time period requested in your letter.

We greatly appreciate your consideration of our request for an extension. If you have any questions or require any additional information, please do not hesitate to contact me.

With best regards, I remain

Yours very truly,

/s/ Michael N. White

MICHAEL N. WHITE

MNW:emw

Cc:	Ms. Tatina Brooks